新世界發展有限公司
New World Development Company Limited

03037714

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

November 18, 2003

SUPPL

RECEIVED NOV 26 2003

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Announcement dated November 14, 2003 in connection with the connected transactions between the Company and NWS Holdings Limited in duplicate for your files.

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

dlw 12/1

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

Each of the NWD Board and the NWSH Board is pleased to announce that certain members of the NWSH Group have entered into 13 separate agreements with ZHD for the disposal of all of the NWSH's interests in the Toll Road Projects to ZHD for an aggregate consideration of approximately HK$1.168 billion.

Particulars of each of the Toll Road Projects are set out in the paragraph headed "Background" of this announcement.

By virtue of the relationship between ZHD and the NWSH Group which is more particularly described under the paragraph headed "Relationships between the parties and connected transactions" in this announcement, the disposal of the NWSH's interests in the Toll Road Projects to ZHD constitutes a connected transaction for each of NWD and NWSH.

Given that the aggregate consideration involved is more than the higher of HK$10,000,000 or 3% of the last published audited net tangible asset value of the NWSH Group, the connected transactions as contemplated under the Agreements will normally be subject to approval by shareholders in general meeting of NWSH. As none of the shareholders of NWSH is required to abstain from voting if a general meeting of the shareholders of NWSH is convened in accordance with Rule 14.26 of the Listing Rules for the purposes of approving the Agreements, NWSH has obtained the written certificate from a group of closely allied shareholders of NWSH, being NWD and various of its related companies, currently holding approximately 58% of the issued share capital of NWSH as at the date of this announcement, of their approval of the transactions as contemplated under the Agreements. On such basis, NWSH will make an application to the Stock Exchange for a waiver from strict compliance with Rule 14.26 of the Listing Rules in respect of the requirement to obtain approval of the Agreements from independent shareholders in a general meeting of NWSH.

A circular containing, among other matters, details of the Agreements and the Toll Road Projects, a letter from the independent committee of the NWSH Board and a letter from an independent financial adviser to the independent committee of the NWSH Board will be despatched by NWSH to all its shareholders as soon as practicable.

BACKGROUND

Certain members of the NWSH Group have established, together with various PRC joint venture partners, and are currently operating the Toll Road Projects. Basic particulars of these Toll Road Projects are as follows:

1. *肇慶新德大橋有限公司 Zhaoqing Xinde Bridge Limited*
   (a) member of NWSH Group participating in this project: Skyling Profits Limited
   (b) nature of business: operation of toll bridge
   (c) location of this project: Deqing County, Zhaoqing, Guangdong
2. *肇慶新高公路有限公司 Zhaoqing Xingao Highways Company, Limited*
   (a) member of NWSH Group participating in this project: Moscan Developments Limited
   (b) nature of business: development and operation of toll road
   (c) location of this project: Links major cities in Guangxi Autonomous Region and Guangdong
3. *廣東新肇高公路有限公司 Guangdong Xinzhaogao Highways Company, Limited*
   (a) member of NWSH Group participating in this project: Ankan Developments Limited
   (b) nature of business: development and operation of toll road
   (c) location of this project: Links Zhuhai and Zhaoqing via Jiangmen
4. *肇慶高要新活公路有限公司 Zhaoqing Gaoyao Xinhuo Highways Limited*
   (a) member of NWSH Group participating in this project: Right Ease Limited
   (b) nature of business: development and operation of toll road
   (c) location of this project: Links Zhaoqing with Gaoming, Heshan, Jiangmen and Zhuhai
5. *廣東高要新駿公路有限公司 Guangdong Gaoyao Xinjun Highways Limited*
   (a) member of NWSH Group participating in this project: Hong Kong Gain Fortune Industries Limited
   (b) nature of business: development and operation of toll road
   (c) location of this project: Links Zhaoqing in Guangdong with Guangxi Autonomous Region
6. *廣東高要新威公路有限公司 Guangdong Gaoyao Xinwei Highways Limited*
   (a) member of NWSH Group participating in this project: Boswell Investments Limited
   (b) nature of business: development and operation of toll road
   (c) location of this project: Links Gaoyao City to Guangning County in Zhaoqing
7. *肇慶高要新雙金公路有限公司 Zhaoqing Gaoyao Xinshuang Jin Highways Limited*
   (a) member of NWSH Group participating in this project: Giant Returns Limited
   (b) nature of business: operation of toll road
   (c) location of this project: Links Gaoyao City with Sanshui District in Foshan
8. *肇慶新會公路有限公司 Zhaoqing Xinhui Highways Company, Limited*
   (a) member of NWSH Group participating in this project: Ever Honest Limited
   (b) nature of business: development and operation of toll road
   (c) location of this project: Links Sihui City and Guangning County in Guangdong
9. *肇慶新寧公路有限公司 Zhaoqing Xinning Highways Company, Limited*
   (a) member of NWSH Group participating in this project: Cravat Limited
   (b) nature of business: development and operation of toll road
   (c) location of this project: Connects highway networks in the Pearl River Delta and the northern part of Guangxi Autonomous Region
10. *肇慶新江公路有限公司 Zhaoqing Xinjiang Highways Limited*
    (a) member of NWSH Group participating in this project: Attractive Returns Limited
    (b) nature of business: development and operation of toll road
    (c) location of this project: Links Guangning County to Gaoyao City in Zhaoqing
11. *肇慶新德公路有限公司 Zhaoqing Xinde Highways Company, Limited*
    (a) member of NWSH Group participating in this project: Cemac Developments Limited
    (b) nature of business: development and operation of toll road
    (c) location of this project: Deqing County, Zhaoqing, Guangdong
12. *肇慶新封公路有限公司 Zhaoqing Xinfeng Highways Company, Limited*
    (a) member of NWSH Group participating in this project: Trefoil Developments Limited
    (b) nature of business: development and operation of toll road
    (c) location of this project: Fengkai County, Zhaoqing, Guangdong
13. *肇慶德慶新悅公路有限公司 Zhaoqing Deqing Xinyue Highways Limited*
    (a) member of NWSH Group participating in this project: Profit Union Limited
    (b) nature of business: development and operation of toll road
    (c) location of this project: Deqing County, Zhaoqing, Guangdong

Given that the NWSH Group controls the board of directors of each of the Toll Road Projects, each Toll Road Project is considered as a subsidiary of NWSH.

AGREEMENTS

Each of the members of the NWSH Group participating in the Toll Road Projects as referred to in the paragraph headed "Background" above has entered into a sale and purchase agreement with ZHD for the transfer of such company's interests in the relevant Toll Road Project to ZHD. Save as otherwise indicated below, the terms and conditions of each of the Agreements are substantially the same. The principal terms of the Agreements are as follows:

Date

Date of the Agreements: 13 November 2003

Parties

The parties to the Agreements are:

Vendor: the relevant member of the NWSH Group as referred to in the paragraph headed "Background" above

Purchaser: ZHD, whose relationship with each of NWD and NWSH is more particularly described in the paragraph headed "Relationship between the parties and connected transactions" below

Condition precedent

Completion of the transfer of interest in each of the Toll Road Projects as contemplated under the relevant Agreement is conditional on the approval of such transfer by the relevant PRC approving authorities.

Consideration

The disposal of the Toll Road Projects as contemplated under the Agreements are part and parcel of an entire transaction. The aggregate consideration for the disposal of all the Toll Road Projects is approximately HK$1.168 billion and is payable by ZHD in cash by three installments: the first installment of HK$958 million is payable before 1 January 2004, the second installment of HK$90 million is payable before 1 March 2004 and the last installment of HK$120 million is payable before 1 June 2004. In the event that the consideration or any part thereof is not paid by the relevant due date, interest penalty will be imposed against ZHD.

Payment for the consideration shall be made principally in Hong Kong dollars.

The consideration for each Toll Road Project is arrived at after arm's length negotiations between ZHD and the management of the NWSH Group with reference to an independent valuation of the Toll Road Projects as at 30 September 2003 conducted by Sallmanns (Far East) Limited, an independent valuer.

Completion

Completion of the relevant Agreement will take place on the later of (i) 31 December 2003 or (ii) such date when the transfer of interest in the relevant Toll Road Project has been approved by the relevant PRC approving authorities.

Assets being realised

The assets being realised under the Agreements are the NWSH Group's interests in the Toll Road Projects, the nature of business and the location of which are more particularly described in the paragraph headed "Background" above.

Based on the unaudited management accounts of the Toll Road Projects for the year ended 30 June 2003 (prepared in accordance with the generally accepted accounting policies in Hong Kong), the aggregate net asset value of the Toll Road Projects as at 30 June 2003 amounted to RMB724,202,753 (approximately HK$676,825,003). For the year ended 30 June 2002, the unaudited aggregate net profits after taxation and extraordinary items attributable to the Toll Road Projects amounted to RMB3,091,229 (approximately HK$2,888,999) and for the year ended 30 June 2003, the unaudited aggregate net loss attributable to the Toll Road Projects amounted to RMB2,845,977 (approximately HK$2,659,792).

REASONS FOR AND EFFECTS OF THE TRANSACTIONS

In accordance with the No. 43 Notice issued by the State Council of the PRC in September 2002, local governments of the PRC are required to settle properly with foreign investors in relation to projects with guaranteed returns by 31 December 2002. NWSH Group has carried out negotiations with the PRC joint venture partners after the publication of the said No. 43 Notice and finally resolves to sell all of the NWSH's interests in the Toll Road Projects to ZHD.

The NWSH Board confirms that having made reasonable enquiry, it is not aware of any consequences for failing to settle the Toll Road Projects in accordance with No. 43 Notice.

NWSH intends to apply the proceeds to be received from the disposal of the Toll Road Projects to repay certain of its bank borrowings, to settle certain sums due to the relevant Toll Road Projects, to explore new investment opportunities and as general working capital of the NWSH Group. As at the date of this announcement, the NWSH Group has not yet determined in which proportion the net proceeds from the disposal should be applied to such intended uses. To the extent the net proceeds received by the NWSH Group are not immediately applied for the above purposes, it is the present intention of the NWSH Board that they will be deposited with licensed banks in Hong Kong.

As at the date of this announcement, the NWSH Board has not yet committed to any investment opportunities which will require the use of proceeds to be received from the disposal of the Toll Road Projects. Should such investment opportunities materialise, NWSH and, if applicable, NWD will comply with the applicable publication and shareholders' approval requirements under the Listing Rules.

The repayment of debt referred to above is expected to enhance the financial position of the NWSH Group and reduce the finance costs of the NWSH Group in the future.

RELATIONSHIPS BETWEEN THE PARTIES AND CONNECTED TRANSACTIONS

Each of the members of the NWSH Group participating in the Toll Road Projects as referred to in the paragraph headed "Background" above is an indirectly wholly owned subsidiary of NWSH and each of the Toll Road Projects is a subsidiary of NWSH. NWSH is a subsidiary of NWD.

ZHD is one of the PRC joint venture partners to certain of the Toll Road Projects. By virtue of its substantial interests in Zhaoqing Xingao Highways Company, Limited, Guangdong Xinzhaogao Highways Company, Limited, Zhaoqing Xinhui Highways Company, Limited and Zhaoqing Xinning Highways Company, Limited, all being non wholly owned subsidiaries of NWSH, ZHD is a connected person of NWSH. Given that NWSH is a subsidiary of NWD, ZHD is thus also a connected person of NWD. Neither NWD nor NWSH has any interest in, or board representation to, ZHD.

Save for its substantial interests in the above Toll Road Projects and its minority interests in each of Zhaoqing Xinde Bridge Limited, Guangdong Gaoyao Xinjun Highways Limited, Zhaoqing Xinde Highways Company, Limited and Zhaoqing Xinfeng Highways Company, Limited, ZHD is not interested in any other members of the NWSH Group and the NWD Group.

Connected transactions for NWSH

As a result of the relationships between ZHD and NWSH as detailed above, the disposal of the Toll Road Projects as contemplated under the Agreements constitute connected transactions for NWSH. Given that the aggregate consideration involved is more than the higher of HK$10,000,000 or 3% of the last published audited net tangible asset value of the NWSH Group, the connected transactions as contemplated under the Agreements will normally be subject to approval by shareholders in general meeting of NWSH.

To the best knowledge of the NWSH Board after making reasonable enquiry, none of ZHD and its associates (within the meaning of the Listing Rules) held any shares in NWSH as at the date of this announcement. To the best knowledge of the NWD Board after making reasonable enquiry, none of ZHD and its associates (within the meaning of the Listing Rules) held any shares in NWD as at the date of this announcement. Accordingly, none of the shareholders of NWSH is required to abstain from voting if a general meeting of the shareholders of NWSH is convened in accordance with Rule 14.26 of the Listing Rules for the purposes of approving the Agreements. NWSH has obtained the written certificate from NWD together with various of its related companies, namely Financial Concepts Investment Limited, Mombasa Limited, Citiplus Investment Limited, Hing Loong Limited, Fine Reputation Incorporated and Chow Tai Fook Enterprises Limited, currently holding approximately 58% of the issued share capital of NWSH as at the date of this announcement, of their approval of the transactions as contemplated under the Agreements. On such basis, NWSH will make an application to the Stock Exchange for a waiver from strict compliance with Rule 14.26 of the Listing Rules in respect of the requirement to obtain approval of the Agreements from independent shareholders in a general meeting of NWSH.

Given that only the relevant member of the NWSH Group and ZHD will be parties to the Agreements, no connected person of NWSH and NWD (other than ZHD) will be interested in the disposal as contemplated under the Agreements.

Connected transactions for NWD

In view of the fact that NWSH is a subsidiary of NWD, the transactions as contemplated under the Agreements also constitute connected transactions for NWD. Since the consideration involved is less than 3% of the last published audited net tangible asset value of NWD and its subsidiaries, the connected transactions are subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules. The NWD Board hereby makes this announcement accordingly.

GENERAL

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology businesses, primarily in Hong Kong and in the PRC. NWD is the ultimate holding company of the NWSH Group.

The NWSH Group's businesses include: (i) facilities, contracting, transport, financial and environmental services businesses; (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, power plants, water treatment and waste management plants and (iii) the development, investment, operation and management container handling, logistics and warehousing businesses. Upon completion of the disposal of the Toll Road Projects, the NWSH Group will still have interests in 23 toll roads and bridges projects in the PRC and Hong Kong. The NWSH Group is in the process of ascertaining with the relevant PRC parties as to whether any of the remaining toll road projects is subject to the direction set out in the No. 43 Notice.

A circular containing, among other matters, details of the Agreements and the Toll Road Projects, a letter from the independent committee of the NWSH Board comprising Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and Mr. Dominic Lai, all being independent non-executive directors of NWSH and a letter from an independent financial adviser to the independent committee of the NWSH Board will be despatched by NWSH to all its shareholders as soon as practicable.

The NWSH Board considers that the terms and conditions of the Agreements are on normal commercial terms and are fair and reasonable as far as the shareholders of NWSH are concerned.

The Agreements have also been approved by an executive committee of the NWD Board and an independent committee of the NWD Board comprising Mr. Yeung Ping Leung, Howard and Mr. Cha Mou Zing, Victor, being two of the independent non-executive directors of NWD. Such executive committee and independent board committee are of the view that the terms and conditions of the Agreements are on normal commercial terms and are fair and reasonable as far as the shareholders of NWD are concerned.

TERMS USED IN THE ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Agreements"	collectively, the 13 separate agreements, all dated 13 November 2003 for the disposal of NWSH Group's interests in the Toll Road Projects as more particularly described in the paragraph headed "Background" in this announcement and the term "Agreement" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"NWD Board"	the board of directors of NWD
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"NWSH Board"	the board of directors of NWSH
"NWSH Group"	collectively, NWSH and its subsidiaries
"PRC"	The People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Toll Road Projects"	13 Sino-foreign co-operative joint ventures in the PRC engaging in the development and operation of certain toll roads and toll bridge in the PRC, details of which are described in the paragraph headed "Background" in this announcement
"ZHD"	肇慶市公路發展總公司 (unofficial translation being Zhaoqing Highway Development Ltd.), a state-owned commercial enterprise established under the direct supervision of the Zhaoqing City Roadways Bureau, the purchaser named in the Agreements
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

For the purposes of this announcement and for illustration purposes only, amounts denominated in RMB have been translated into HK$ using the following rate:

HK$1 = RMB 1.07

No representation is made that any amount in RMB or HK$ could have been or could be converted at the above rate or at any other rate at all.

English translations of the Chinese names of the Toll Road Projects in this announcement are for identification purposes only.

By Order of the Board
New World Development Company Limited
Mr. Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 14 November 2003

* *For identification purposes only*

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

CONNECTED TRANSACTIONS

Each of the NWD Board and the NWSH Board is pleased to announce that certain members of the NWSH Group have entered into 13 separate agreements with ZHD for the disposal of all of the NWSH's interests in the Toll Road Projects to ZHD for an aggregate consideration of approximately HK$1.168 billion.

Particulars of each of the Toll Road Projects are set out in the paragraph headed "Background" of this announcement.

By virtue of the relationship between ZHD and the NWSH Group which is more particularly described under the paragraph headed "Relationships between the parties and connected transactions" in this announcement, the disposal of the NWSH's interests in the Toll Road Projects to ZHD constitutes a connected transaction for each of NWD and NWSH.

Given that the aggregate consideration involved is more than the higher of HK$10,000,000 or 3% of the last published audited net tangible asset value of the NWSH Group, the connected transactions as contemplated under the Agreements will normally be subject to approval by shareholders in general meeting of NWSH. As none of the shareholders of NWSH is required to abstain from voting if a general meeting of the shareholders of NWSH is convened in accordance with Rule 14.26 of the Listing Rules for the purposes of approving the Agreements, NWSH has obtained the written certificate from a group of closely allied shareholders of NWSH, being NWD and various of its related companies, currently holding approximately 58% of the issued share capital of NWSH as at the date of this announcement, of their approval of the transactions as contemplated under the Agreements. On such basis, NWSH will make an application to the Stock Exchange for a waiver from strict compliance with Rule 14.26 of the Listing Rules in respect of the requirement to obtain approval of the Agreements from independent shareholders in a general meeting of NWSH.

A circular containing, among other matters, details of the Agreements and the Toll Road Projects, a letter from the independent committee of the NWSH Board and a letter from an independent financial adviser to the independent committee of the NWSH Board will be despatched by NWSH to all its shareholders as soon as practicable.

BACKGROUND

Certain members of the NWSH Group have established, together with various PRC joint venture partners, and are currently operating the Toll Road Projects. Basic particulars of these Toll Road Projects are as follows:

1. 肇慶新德大橋有限公司 *Zhaoqing Xinde Bridge Limited*
   - (a) member of NWSH Group participating in this project: Skyling Profits Limited
   - (b) nature of business: operation of toll bridge
   - (c) location of this project: Deqing County, Zhaoqing, Guangdong
2. 肇慶新高公路有限公司 *Zhaoqing Xingao Highways Company, Limited*
   - (a) member of NWSH Group participating in this project: Moscan Developments Limited
   - (b) nature of business: development and operation of toll road
   - (c) location of this project: Links major cities in Guangxi Autonomous Region and Guangdong
3. 廣東新肇高公路有限公司 *Guangdong Xinzhaogao Highways Company, Limited*
   - (a) member of NWSH Group participating in this project: Ankan Developments Limited
   - (b) nature of business: development and operation of toll road
   - (c) location of this project: Links Zhuhai and Zhaoqing via Jiangmen
4. 肇慶高要新活公路有限公司 *Zhaoqing Gaoyao Xinhuo Highways Limited*
   - (a) member of NWSH Group participating in this project: Right Ease Limited
   - (b) nature of business: development and operation of toll road
   - (c) location of this project: Links Zhaoqing with Gaoming, Heshan, Jiangmen and Zhuhai
5. 廣東高要新駿公路有限公司 *Guangdong Gaoyao Xinjun Highways Limited*
   - (a) member of NWSH Group participating in this project: Hong Kong Gain Fortune Industries Limited
   - (b) nature of business: development and operation of toll road
   - (c) location of this project: Links Zhaoqing in Guangdong with Guangxi Autonomous Region
6. 廣東高要新威公路有限公司 *Guangdong Gaoyao Xinwei Highways Limited*
   - (a) member of NWSH Group participating in this project: Boswell Investments Limited
   - (b) nature of business: development and operation of toll road
   - (c) location of this project: Links Gaoyao City to Guangning County in Zhaoqing
7. 肇慶高要新雙金公路有限公司 *Zhaoqing Gaoyao Xinshuang Jin Highways Limited*
   - (a) member of NWSH Group participating in this project: Giant Returns Limited
   - (b) nature of business: operation of toll road
   - (c) location of this project: Links Gaoyao City with Sanshui District in Foshan
8. 肇慶新會公路有限公司 *Zhaoqing Xinhui Highways Company, Limited*
   - (a) member of NWSH Group participating in this project: Ever Honest Limited
   - (b) nature of business: development and operation of toll road
   - (c) location of this project: Links Sihui City and Guangning County in Guangdong
9. 肇慶新寧公路有限公司 *Zhaoqing Xinning Highways Company, Limited*
   - (a) member of NWSH Group participating in this project: Cravat Limited
   - (b) nature of business: development and operation of toll road
   - (c) location of this project: Connects highway networks in the Pearl River Delta and the northern part of Guangxi Autonomous Region
10. 肇慶新江公路有限公司 *Zhaoqing Xinjiang Highways Limited*
    - (a) member of NWSH Group participating in this project: Attractive Returns Limited
    - (b) nature of business: development and operation of toll road
    - (c) location of this project: Links Guangning County to Gaoyao City in Zhaoqing
11. 肇慶新德公路有限公司 *Zhaoqing Xinde Highways Company, Limited*
    - (a) member of NWSH Group participating in this project: Cemac Developments Limited
    - (b) nature of business: development and operation of toll road
    - (c) location of this project: Deqing County, Zhaoqing, Guangdong
12. 肇慶新封公路有限公司 *Zhaoqing Xinfeng Highways Company, Limited*
    - (a) member of NWSH Group participating in this project: Trefoil Developments Limited
    - (b) nature of business: development and operation of toll road
    - (c) location of this project: Fengkai County, Zhaoqing, Guangdong
13. 肇慶德慶新悅公路有限公司 *Zhaoqing Deqing Xinyue Highways Limited*
    - (a) member of NWSH Group participating in this project: Profit Union Limited
    - (b) nature of business: development and operation of toll road
    - (c) location of this project: Deqing County, Zhaoqing, Guangdong

Given that the NWSH Group controls the board of directors of each of the Toll Road Projects, each Toll Road Project is considered as a subsidiary of NWSH.

AGREEMENTS

Each of the members of the NWSH Group participating in the Toll Road Projects as referred to in the paragraph headed "Background" above has entered into a sale and purchase agreement with ZHD for the transfer of such company's interests in the relevant Toll Road Project to ZHD. Save as otherwise indicated below, the terms and conditions of each of the Agreements are substantially the same. The principal terms of the Agreements are as follows:

Date

Date of the Agreements: 13 November 2003

Parties

The parties to the Agreements are:

Vendor: the relevant member of the NWSH Group as referred to in the paragraph headed "Background" above

Purchaser: ZHD, whose relationship with each of NWD and NWSH is more particularly described in the paragraph headed "Relationship between the parties and connected transactions" below

Condition precedent

Completion of the transfer of interest in each of the Toll Road Projects as contemplated under the relevant Agreement is conditional on the approval of such transfer by the relevant PRC approving authorities.

Consideration

The disposal of the Toll Road Projects as contemplated under the Agreements are part and parcel of an entire transaction. The aggregate consideration for the disposal of all the Toll Road Projects is approximately HK$1.168 billion and is payable by ZHD in cash by three installments: the first installment of HK$958 million is payable before 1 January 2004, the second installment of HK$90 million is payable before 1 March 2004 and the last installment of HK$120 million is payable before 1 June 2004. In the event that the consideration or any part thereof is not paid by the relevant due date, interest penalty will be imposed against ZHD.

Payment for the consideration shall be made principally in Hong Kong dollars.

The consideration for each Toll Road Project is arrived at after arm's length negotiations between ZHD and the management of the NWSH Group with reference to an independent valuation of the Toll Road Projects as at 30 September 2003 conducted by Sallmanns (Far East) Limited, an independent valuer.

Completion

Completion of the relevant Agreement will take place on the later of (i) 31 December 2003 or (ii) such date when the transfer of interest in the relevant Toll Road Project has been approved by the relevant PRC approving authorities.

Assets being realised

The assets being realised under the Agreements are the NWSH Group's interests in the Toll Road Projects, the nature of business and the location of which are more particularly described in the paragraph headed "Background" above.

Based on the unaudited management accounts of the Toll Road Projects for the year ended 30 June 2003 (prepared in accordance with the generally accepted accounting policies in Hong Kong), the aggregate net asset value of the Toll Road Projects as at 30 June 2003 amounted to RMB724,202,753 (approximately HK$676,825,003). For the year ended 30 June 2002, the unaudited aggregate net profits after taxation and extraordinary items attributable to the Toll Road Projects amounted to RMB3,091,229 (approximately HK$2,888,999) and for the year ended 30 June 2003, the unaudited aggregate net loss attributable to the Toll Road Projects amounted to RMB2,845,977 (approximately HK$2,659,792).

REASONS FOR AND EFFECTS OF THE TRANSACTIONS

In accordance with the No. 43 Notice issued by the State Council of the PRC in September 2002, local governments of the PRC are required to settle properly with foreign investors in relation to projects with guaranteed returns by 31 December 2002. NWSH Group has carried out negotiations with the PRC joint venture partners after the publication of the said No. 43 Notice and finally resolves to sell all of the NWSH's interests in the Toll Road Projects to ZHD.

The NWSH Board confirms that having made reasonable enquiry, it is not aware of any consequences for failing to settle the Toll Road Projects in accordance with No. 43 Notice.

NWSH intends to apply the proceeds to be received from the disposal of the Toll Road Projects to repay certain of its bank borrowings, to settle certain sums due to the relevant Toll Road Projects, to explore new investment opportunities and as general working capital of the NWSH Group. As at the date of this announcement, the NWSH Group has not yet determined in which proportion the net proceeds from the disposal should be applied to such intended uses. To the extent the net proceeds received by the NWSH Group are not immediately applied for the above purposes, it is the present intention of the NWSH Board that they will be deposited with licensed banks in Hong Kong.

As at the date of this announcement, the NWSH Board has not yet committed to any investment opportunities which will require the use of proceeds to be received from the disposal of the Toll Road Projects. Should such investment opportunities materialise, NWSH and, if applicable, NWD will comply with the applicable publication and shareholders' approval requirements under the Listing Rules.

The repayment of debt referred to above is expected to enhance the financial position of the NWSH Group and reduce the finance costs of the NWSH Group in the future.

RELATIONSHIPS BETWEEN THE PARTIES AND CONNECTED TRANSACTIONS

Each of the members of the NWSH Group participating in the Toll Road Projects as referred to in the paragraph headed "Background" above is an indirectly wholly owned subsidiary of NWSH and each of the Toll Road Projects is a subsidiary of NWSH. NWSH is a subsidiary of NWD.

ZHD is one of the PRC joint venture partners to certain of the Toll Road Projects. By virtue of its substantial interests in Zhaoqing Xingao Highways Company, Limited, Guangdong Xinzhaogao Highways Company, Limited, Zhaoqing Xinhui Highways Company, Limited and Zhaoqing Xinning Highways Company, Limited, all being non wholly owned subsidiaries of NWSH, ZHD is a connected person of NWSH. Given that NWSH is a subsidiary of NWD, ZHD is thus also a connected person of NWD. Neither NWD nor NWSH has any interest in, or board representation to, ZHD.

Save for its substantial interests in the above Toll Road Projects and its minority interests in each of Zhaoqing Xinde Bridge Limited, Guangdong Gaoyao Xinjun Highways Limited, Zhaoqing Xinde Highways Company, Limited and Zhaoqing Xinfeng Highways Company, Limited, ZHD is not interested in any other members of the NWSH Group and the NWD Group.

Connected transactions for NWSH

As a result of the relationships between ZHD and NWSH as detailed above, the disposal of the Toll Road Projects as contemplated under the Agreements constitute connected transactions for NWSH. Given that the aggregate consideration involved is more than the higher of HK$10,000,000 or 3% of the last published audited net tangible asset value of the NWSH Group, the connected transactions as contemplated under the Agreements will normally be subject to approval by shareholders in general meeting of NWSH.

To the best knowledge of the NWSH Board after making reasonable enquiry, none of ZHD and its associates (within the meaning of the Listing Rules) held any shares in NWSH as at the date of this announcement. To the best knowledge of the NWD Board after making reasonable enquiry, none of ZHD and its associates (within the meaning of the Listing Rules) held any shares in NWD as at the date of this announcement. Accordingly, none of the shareholders of NWSH is required to abstain from voting if a general meeting of the shareholders of NWSH is convened in accordance with Rule 14.26 of the Listing Rules for the purposes of approving the Agreements. NWSH has obtained the written certificate from NWD together with various of its related companies, namely Financial Concepts Investment Limited, Mombasa Limited, Citiplus Investment Limited, Hing Loong Limited, Fine Reputation Incorporated and Chow Tai Fook Enterprises Limited, currently holding approximately 58% of the issued share capital of NWSH as at the date of this announcement, of their approval of the transactions as contemplated under the Agreements. On such basis, NWSH will make an application to the Stock Exchange for a waiver from strict compliance with Rule 14.26 of the Listing Rules in respect of the requirement to obtain approval of the Agreements from independent shareholders in a general meeting of NWSH.

Given that only the relevant member of the NWSH Group and ZHD will be parties to the Agreements, no connected person of NWSH and NWD (other than ZHD) will be interested in the disposal as contemplaud under the Agreements.

Connected transactions for NWD

In view of the fact that NWSH is a subsidiary of NWD, the transactions as contemplated under the Agreements also constitute connected transactions for NWD. Since the consideration involved is less than 3% of the last published audited net tangible asset value of NWD and its subsidiaries, the connected transactions are subject to the disclosure requirements under Rule 14.25(1) of the Listing Rules. The NWD Board hereby makes this announcement accordingly.

GENERAL

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology businesses, primarily in Hong Kong and in the PRC. NWD is the ultimate holding company of the NWSH Group.

The NWSH Group's businesses include: (i) facilities, contracting, transport, financial and environmental services businesses; (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, power plants, water treatment and waste management plants and (iii) the development, investment, operation and management container handling, logistics and warehousing businesses. Upon completion of the disposal of the Toll Road Projects, the NWSH Group will still have interests in 23 toll roads and bridges projects in the PRC and Hong Kong. The NWSH Group is in the process of ascertaining with the relevant PRC parties as to whether any of the remaining toll road projects is subject to the direction set out in the No. 43 Notice.

A circular containing, among other matters, details of the Agreements and the Toll Road Projects, a letter from the independent committee of the NWSH Board comprising Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and Mr. Dominic Lai, all being independent non-executive directors of NWSH and a letter from an independent financial adviser to the independent committee of the NWSH Board will be despatched by NWSH to all its shareholders as soon as practicable.

The NWSH Board considers that the terms and conditions of the Agreements are on normal commercial terms and are fair and reasonable as far as the shareholders of NWSH are concerned.

The Agreements have also been approved by an executive committee of the NWD Board and an independent committee of the NWD Board comprising Mr. Yeung Ping Leung, Howard and Mr. Cha Mou Zing, Victor, being two of the independent non-executive directors of NWD. Such executive committee and independent board committee are of the view that the terms and conditions of the Agreements are on normal commercial terms and are fair and reasonable as far as the shareholders of NWD are concerned.

TERMS USED IN THE ANNOUNCEMENT

Unless the context otherwise requires, capitalized terms used in this announcement shall have the following meanings:

"Agreements"	collectively, the 13 separate agreements, all dated 13 November 2003 for the disposal of NWSH Group's interests in the Toll Road Projects as more particularly described in the paragraph headed "Background" in this announcement and the term "Agreement" shall be construed accordingly
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"NWD Board"	the board of directors of NWD
"NWSH"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Main Board of the Stock Exchange
"NWSH Board"	the board of directors of NWSH
"NWSH Group"	collectively, NWSH and its subsidiaries
"PRC"	The People's Republic of China
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Toll Road Projects"	13 Sino-foreign co-operative joint ventures in the PRC engaging in the development and operation of certain toll roads and toll bridge in the PRC, details of which are described in the paragraph headed "Background" in this announcement
"ZHD"	肇慶市公路發展總公司 (unofficial translation being Zhaoqing Highway Development Ltd.), a state-owned commercial enterprise established under the direct supervision of the Zhaoqing City Roadways Bureau, the purchaser named in the Agreements
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent.

For the purposes of this announcement and for illustration purposes only, amounts denominated in RMB have been translated into HK$ using the following rate:

HK$1 = RMB 1.07

No representation is made that any amount in RMB or HK$ could have been or could be converted at the above rate or at any other rates at all.

English translations of the Chinese names of the Toll Road Projects in this announcement are for identification purposes only.

By Order of the Board
New World Development Company Limited
Mr. Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 14 November 2003

* *For identification purposes only*